Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$	$	$	$
Available earnings:

Earnings before income taxes	162	212	426	322
Add fixed charges:

Interest expense incurred	20	20	58	117

Amortization of debt expense and discount	5	4	9	9

Interest portion of rental expense	2	3	6	8

Total earnings as defined	189	239	499	456

Fixed charges:

Interest expense incurred	20	20	58	117

Amortization of debt expense and discount	5	4	9	9

Interest portion of rental expense	2	3	6	8

Total fixed charges	27	27	73	134

Ratio of earnings to fixed charges	7.0	8.9	6.8	3.4